Exhibit 99.1

NEW GOLD ANNOUNCES MAILING OF ITS MANAGEMENT INFORMATION CIRCULAR AND DIRECTOR NOT STANDING FOR RE-ELECTION

TORONTO, March 31, 2025 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) announces the mailing of its Management Information Circular (the "Circular") for the Company's annual general and special meeting of shareholders being held on Tuesday, May 6, 2025 at 4:00 pm Eastern Time (the "Meeting"). New Gold is using the notice and access process adopted by the Canadian securities regulators for the delivery of the Circular. The Circular has also been posted on New Gold's website and filed on SEDAR+ (www.sedarplus.ca) and EDGAR (http://www.sec.gov/edgar).

Margaret (Peggy) Mulligan will not be standing for re-election at the Meeting and has advised the Company that she is resigning from New Gold's Board of Directors on the same day as the mailing of the Circular. New Gold and its Board thank Ms. Mulligan for her contributions to the Company and wish her well with her future endeavors.

"I want to thank Peggy for her many years of service on the New Gold Board," stated Richard O'Brien, Chair of the Board. "Peggy has demonstrated an exceptional level of commitment during her seven years on the Board, and her contribution has been instrumental in repositioning New Gold as a value generator for shareholders and stakeholders."

2025 Annual General Meeting of Shareholders

The Meeting will be conducted virtually to maximize shareholder accessibility. Participants will be able to join via the following link https://meetings.lumiconnect.com/400-577-989-013. The Meeting will not include a formal presentation by management.

A virtual Meeting affords all shareholders an equal ability to attend and participate in the Meeting, regardless of geographic location. At the virtual Meeting, registered shareholders, non-registered (or beneficial) shareholders and their duly appointed proxyholders will be able to participate, ask questions and vote in "real time" through an online portal. Non-registered shareholders must carefully follow the procedures set out in the Circular if they wish to appoint themselves as a proxyholder to vote at the Meeting and ask questions through the live webcast. Non-registered shareholders who do not follow the procedures set out in the Circular, along with other stakeholders who do not own common shares, will nonetheless be able to view a live webcast of the Meeting but will not be able to ask questions or vote.

The Circular, notice and access notification to shareholders, virtual annual general meeting user guide, consolidated financial statements and management's discussion & analysis for the year ended December 31, 2024 may be found on New Gold's website at www.newgold.com or under New Gold's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Filing of Annual Report on Form 40-F and Annual Information Form

The Company also filed its Annual Information Form with applicable Canadian securities regulatory authorities and Annual Report on Form 40-F with the U.S. Securities and Exchange Commission on February 24, 2025. These documents are available on the Company's website at www.newgold.com or under New Gold's profile on SEDAR+ at www.sedarplus.ca and through EDGAR at http://www.sec.gov/edgar. These filings are also available in hard copies to shareholders upon written request.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: For further information, please contact: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 17:00e 31-MAR-25